SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 13th, 2014.

DATE, TIME AND PLACE: On June 13th, 2014, at 08:30 a.m., at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti and Piergiorgio Peluso, in person or by means of video conference, in accordance with paragraph 2º, article 25 of Company’s By-laws. Justified absence of Mr. Rodrigo Modesto de Abreu. Mr. Jaques Horn also attended this meeting as Secretary and Legal Officer.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the instruments resulting from the negotiation with OI Group related to the leased lines; (2) To resolve on the agreements for the purchase of handsets; e (3) To acknowledge about the activities carried out by the Statutory Audit Committee at its meeting held on June 06th, 2014.

RESOLUTIONS: Upon review and discussion of the subject included on the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To approve the execution of the agreements related to the negotiation conducted by its subsidiary TIM Celular S.A. with companies of the OI Group, regarding the Dedicated Line Industrial Exploration Service (“leased lines”), according with the material presented by Mr. Carlo Filangieri and Mrs. Marzia Ostuni that is filed at the Company's head offices;

(2) After discussions regarding the material presented, the Members of the Board of Directors decided to postpone this resolution to a meeting at a date yet to be set, when the additional information requested by the Board will be presented.

(3) To acknowledge about the activities carried out by the Statutory Audit Committee, in the meeting held on June 06th, 2014, according to the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee, in which some recommendations were highlighted, according to a report filed at the Company's headquarters.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti and Piergiorgio Peluso.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), June 13th, 2014.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 13, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.